Filed by Global Blue Group Holding AG Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Far Point Acquisition Corporation Commission File No.: 001-38521 Date: January 29, 2020

TECHNOLOGY AND PAYMENTS PROVIDER EMPOWERING GLOBAL MERCHANTS January 2020

Disclaimer This presentation (this “Presentation”) was prepared for informational purposes only to assist interested parties in making their own evaluation of the proposed transaction (the “Transaction”) between Far Point Acquisition Corporation (“FPAC”, “we”, or “our”) and Global Blue Group AG (“Global Blue”). This Presentation is for strategic discussion purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell shares of FPAC, Global Blue or any successor entity of the Transaction. This presentation is incomplete without reference to, and should be viewed solely in conjunction with, the oral briefing provided by FPAC. This Presentation is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax or legal advice. No representation, express or implied, is or will be given by FPAC, Global Blue or their respective affiliates and advisors as to the accuracy or completeness of the information contained herein, or any other written or oral information made available in the course of an evaluation of the Transaction. This Presentation and the oral briefing provided by FPAC or Global Blue may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding FPAC’s, Global Blue’s on their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward looking statements are based on FPAC’s and Global Blue’s current expectations and beliefs concerning future developments and their potential effects on FPAC, Global Blue or any successor entity of the Transaction. There can be no assurance that the future developments affecting FPAC, Global Blue or any successor entity of the Transaction will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond FPAC’s or Global Blue’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Except as required by law, FPAC and Global Blue are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. All rights to the trademarks, copyrights, logos and other intellectual property listed herein belong to their respective owners and FPAC’s or Global Blue’s use thereof does not imply an affiliation with, or endorsement by the owners of such trademarks, copyrights, logos and other intellectual property. Solely for convenience, trademarks and trade names referred to in this presentation may appear with the ® or ™ symbols, but such references are not intended to indicate, in any way, that such names and logos are trademarks or registered trademarks of FPAC. This presentation contains statistical data, estimates and forecasts that have been provided by Global Blue and/or are based on independent industry publications or other publicly available information, as well as other information based on FPAC’s internal sources. This information involves many assumptions and limitations and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data that has been provided by Global Blue and/or contained in these industry publications and other publicly available information. Accordingly, none of FPAC, Global Blue nor their respective affiliates and advisors makes any representations as to the accuracy or completeness of these data. Certain amounts related to the transaction described herein have been expressed in U.S. dollars for convenience and, when expressed in U.S. dollars in the future, such amounts may be different from those set forth herein. Financial Information. The historic financial information respecting Global Blue contained in this Presentation has been taken from or prepared based on the historical audited financial statements of Global Blue, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU, which are not materially different from IFRS as issued by the International Accounting Standards Board (“IASB”). An audit of such financial statements in accordance with the standards of the U.S. Public Company Accounting Oversight Board is in process and will be included in the registration statement/ proxy statement related to the Transaction. Non-GAAP Financial Measures. This presentation includes certain financial measures not prepared in accordance with IFRS, which constitute “non-GAAP financial measures” as defined by the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures include: Adjusted EBITDA, Adjusted EBITDA Margin, Cash Flow Conversion, FCFE (Group Share), Adjusted EBIT, Unlevered Net Income, Adjusted Net Income, Adjusted Net Income (Group Share), Net Leverage and Adjusted Operating Expenses. FPAC has included these non-GAAP financial measures because it believes they provide an additional tool for investors to use in evaluating the financial performance and prospects of Global Blue or any successor entity of the Transaction. These non-GAAP financial measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with IFRS. In addition, these non-GAAP financial measures may differ from non-GAAP financial measures with comparable names used by other companies. Note however, that to the extent forward-looking non-GAAP financial measures are provided herein, they are not reconciled to comparable historic IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. Additional Information. In connection with the Transaction, Global Blue Group Holding AG, the intended successor entity in the Transaction, intends to file a Registration Statement on Form F-4, which will include a preliminary prospectus and preliminary proxy statement. FPAC will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. Investors and security holders of FPAC are advised to read, when available, the proxy statement/prospectus in connection with FPAC’s solicitation of proxies for its special meeting of stockholders to be held to approve the Transaction because the proxy statement/prospectus will contain important information about the Transaction and the parties thereto. The definitive proxy statement/prospectus will be mailed to stockholders of FPAC as of a record date to be established for voting on the Transaction. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Far Point Acquisition Corporation, 18 West 18th Street, New York, NY 10011. Participants in the Solicitation. FPAC, Global Blue and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of FPAC’s stockholders in connection with the Transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the Transaction of FPAC’s directors and officers in FPAC’s filings with the SEC, including FPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 29, 2019, and such information and names of Global Blue’s directors and executive officers will also be in the Registration Statement on Form F-4 to be filed with the SEC by Global Blue Group Holding AG, the intended successor entity in the Transaction, which will include the proxy statement of FPAC for the Transaction. 2

Summary transaction overview TRANSACTION Far Point Acquisition Corporation (“FPAC”) is entering into a definitive agreement to combine with Global Blue AG (“Global Blue”) The post-closing public company will be incorporated in Switzerland, listed in NYSE, and maintain the Global Blue name DESCRIPTION The transaction is expected to close during the second quarter of 2020 Total enterprise value of €2.3B / $2.6B ($10.0 per share) – TEV/Adjusted EBITDA 2020/21E(2) of 12.1x PURCHASE PRICE(1) Existing Global Blue shareholders will be paid ~€870M in cash consideration and issued ~80M roll-over shares in Global Blue The transaction will be funded by a combination of FPAC cash held in trust account and cornerstone equity investments(3) FINANCING OF THE Cornerstone equity investors to commit €316M ($350M) before announcement of the deal (PIPE). Ant Financial, additional investors, and Third TRANSACTION(1) Point to invest $125M (€113M), $125M (€113M), and $100M (€90M), respectively Firm commitment from banks to refinance debt at closing for total value of €630M, with anticipated pro-forma Net Debt / LTM Adjusted EBITDA (Mar-2020E) of 3.3x PRO-FORMA Existing Global Blue shareholders: 42% ownership OWNERSHIP(1) Cornerstone equity investment (Ant Financial / additional investors / Third Point): 7% / 7% / 5% ownership FPAC founders: 6% ownership Jacques Stern will continue to serve as CEO and Loïc Jenouvrier will continue to serve as CFO for the combined Company GOVERNANCE Thomas Farley will serve as the Chairman Expected Board: 9 members (including GB CEO), of which majority are independents; 3 to be appointed by existing shareholders and 2 by FPAC Note: EUR/USD Exchange Rate 1.109. See “Non-GAAP Financial Measures” above in the Disclaimer and Appendix for further information and a reconciliation of all historic non-GAAP financial measures included in 3 this presentation. (1) Assumes no redemption by FPAC’s existing public shareholders. (2) Global Blue fiscal year ends March 31, 2021. (3) Cornerstone equity investments to take the form of a PIPE. Source: Company Information (Global Blue).

A strategic technology and payments partner empowering merchants to capture the growth of international shoppers TAX FREE SHOPPING TECHNOLOGY SOLU SMART DATA & BUSINESS INTELLIGENCE INTERNATIONAL TARGETED MARKETING SOLUTIONS MERCHANTS SHOPPERS & INTELLIGENT SALES TECHNOLOGY TFS Merchant (1) Worldwide +300K Stores 20-30% Luxury Revenue ADDED-VA PAYMENT SOLUTIONS Note: (1) When limiting luxury revenue to that in Tax Free Shopping countries (instead of worldwide), international shoppers represent 40-50% of luxury revenue (company estimate based on a sample of merchants in Tax Free Shopping countries). 4 Source: Company Information (Global Blue).

Global Blue at a glance Tax Free Shopping Technology Solutions (TFS) Added-Value Payment Solutions (AVPS) ~85% of revenue ~15% of revenue 13M 36M 16M 28M GB international GB transactions GB international GB transactions shoppers x shoppers(1) €18.2B ~70% €4.4B ~20% GB sales in store (SiS) GB market share(2) GB sales in store (SiS) GB market share(3) REVENUE ADJUSTED EBITDA ADJUSTED EBITDA MARGIN CASH FLOW CONVERSION(4) ~€430M ~€182M ~42% ~85% (2019/20E) (2019/20E) (2019/20E) (2019/20E) Note: Figures refer to the fiscal year ending 31 March 2019 (2018/19), except where noted. See “Non-GAAP Financial Measures” above in the Disclaimer and Appendix for further information and a reconciliation of all historic non-GAAP financial measures included in this presentation. (1) Company estimate, extrapolated from GB sample set; (2) Estimated third-party serviced market share based on TFS SiS; (3) Estimated market share based on DCC revenue; (4) PT UFCF (Pre-tax unlevered free cash flow) divided by Adjusted EBITDA, where PT UFCF is defined as Adjusted 5 EBITDA less capital expenditures and change in net working capital. Source: Company Information (Global Blue).

Tax Free Shopping Technology Solutions A win-win value proposition for merchants, international shoppers, customs & authorities, and Global Blue INTERNATIONAL SHOPPER PURCHASE (including VAT) €1,200 CUSTOMS & MERCHANT REFUND AGENT €140 AUTHORITIES INTERNATIONAL SHOPPER VAT REFUND Purchase: €1,000 VAT: €200 VAT: €200 €30 MERCHANT Issuing Export Validation Refunding REVENUE (Tax free form) (Goods) (VAT) Payments Processing, Software Software €30 GLOBAL BLUE Software SOLUTIONS REVENUE Note: This overview is presented for illustrative purposes only and not as a representation of actual amounts involved in the TFS process. Actual amounts may vary depending on a number of factors, including the revenue share split set out in agreements with 6 merchants and market trends.

Strong macro driven historical growth expected to continue PROOF POINTS GROWTH DRIVER Next ~5 years expectation Arrivals of EM EMERGING MARKETS 97% EM middle class vs. TFS shoppers into Global +9% A transactions correlation(1) Blue’s markets CAGR(4) (5) 2.0x Success ratio increase in % of transactions B DIGITALIZATION digital vs. non-digital 54% to 89% countries digitally validated higher(2) 1.4x Luxury sales growth in VAT Countries adopting a >10 C VAT DYNAMICS refund vs. non-VAT refund countries VAT refund scheme additional faster(3) countries(6) (1) R-squared of the regression between arrivals into Global Blue markets (implied by emerging markets middle class growth, based on a regression calculated between 2000/01 to 2018/19) and Global Blue TFS transactions, calculated between 2009/10 and 2018/19; (2) Calculated 2009/10 to 2018/19, based on a consistent set of Global Blue countries with digital validation and non-digital validation at the start and end date of the calculation; (3) Extra-regional personal luxury market growth in countries with VAT refund schemes and countries without, 7 calculated from 2009/10 to 2018/19; (4) Forecast period is 2018/19 – 2024/25; (5) Forecast period is 2018/19 – 2021/22; (6) Subject to decisions of the respective governments, as such may or may not eventually occur. Source: Company Information (Global Blue).

FULLY INTEGRATED PORTFOLIO OF ICONIC DEEP DOMAIN EXPERTISE GLOBAL LEADERSHIP IN-HOUSE TECHNOLOGY LUXURY BRANDS IN COMPLIANCE PLATFORM Longstanding relationships with iconic luxury brands >3x market share vs. next TFS competitor Global Blue’s clear competitive differentiation Low gross churn(2): -3% 40+ PSP integrations >40 (2) 200+ POS integrations 70% Positive net churn : +1% Tax free shopping market share in TFS(1) 17 customs integrations countries(3) where GB has Avg. tenure (years)(4): >20 deep regulatory know-how 13 payment partners 8 Note: Figures refer to 2018 / 19A. Fiscal year ending 31 March. (1) Estimated third-party serviced market share, based on TFS SiS; (2) Last 5 years average % SiS. (3) TFS countries where Global Blue currently operates. (4) Average tenure based on the top 20 merchants Source: Company Information (Global Blue).

GB IS WELL POSITIONED FOR STRATEGIC M&A AREAS OF POTENTIAL M&A dernization of the technology stack since new management 1 am arrival in 2015 enables Global Blue to on-board acquired mpanies and drive revenue and cost synergies Assist merchants with driving additional revenue 2 blic currency, achieved through merger with Far Point, creases the target list and structuring flexibility CONSUMER DIGITAL MARKETING obal Blue’s trusted position with ca. 400K high-quality stores Drive consumer footfall to merchant stores 3 d 29M International Shoppers enables provision of additional rvices over time TECHNOLOGY AND PAYMENTS AT POINT-OF-SALE cques Stern and Thomas Farley both have extensive public- Assist merchants with the digital checkout process 4 rket M&A experience executing and integrating highly cretive acquisitions totalling >$20B of transaction value ADDED VALUE PAYMENT SERVICES Assist businesses with managing payments complexity in their environments (e.g., hospitality, retail) 5 nagement and Board focus on financial discipline

Powerful financial model delivering earnings growth and cash flow generation (2009/10 and 2018/19 – Fiscal years ended in March. The year 2018/19 refers to 1 April 2018 to 31 March 2019) GROWTH PROFITABILITY CASH FLOW CONVERSION EARNINGS POWER Revenue, €M Adjusted EBITDA, €M 2018/19 €M, 2018/19 Adjusted EBITDA 100% 139 23% 41% 409 margin % (15%) 85% +19% CAGR 170 (31) 108 160 36 Effective tax rate: 22-23% 2009/10 2018/19 (1) 2009/10 2018/19 Adjusted Capex & PT UFCF Adjusted EBIT Tax Unlevered Net EBITDA ÄNWC Income HIGH CASH FLOW EXCEPTIONAL TOTAL TRACK RECORD OF GROWTH OPERATING LEVERAGE CONVERSION SHAREHOLDER RETURNS Note: Fiscal year ending 31 March. Adjusted EBITDA defined as earnings before interest, taxes, depreciation and amortization, excluding other income and expense items that the Company considers as not related to ordinary business operations. PT UFCF (Pre-tax unlevered free cash flow) defined as Adjusted EBITDA less capital expenditures and change in net working capital; Unlevered net income defined as earnings before interest and taxes less unlevered tax expense, before deducting non-controlling interest. See “Non-GAAP Financial Measures” above in the Disclaimer a Appendix for further information and a reconciliation of all historic non-GAAP financial measures included in this presentation. (1) Adjusted EBIT defined as earnings before interest and taxes, excluding amortisation from purchase price allocation related to acquired assets, predominantly 10 related to the 2012 LBO. Source: Company Information (Global Blue).

Well-diversified business INTERNATIONAL INTERNATIONAL MERCHANT SHOPPER’S ORIGIN SHOPPER’S BASE(2) DESTINATION HIGHLY DIVERSIFIED BUSINESS MODEL across destination markets, TFS SiS, % total TFS SiS, % total TFS Revenue, % total origin of international shoppers and merchants Other APAC 3% Merchant 1 5% Merchant 2 2% Other DM 17% Singapore 9% Merchant 3 2% 2% Merchant 4 Top 20 APAC Merchant 5 2% eveloped ~30% Merchants ~30% GCC markets Japan 17% 15% 8% 6-20 ~30% USA 6% STRATEGIC POSITION IN APAC Other EMEA 17% enabling company to capture the growth in the region Other EM 14% & Americas SEA & Spain 7% India 11% Emerging Germany 7% Russia 5% markets Europe(1) Other 72% ~70% Italy 13% ~70% EXPOSED TO EMERGING MARKETS China 40% UK 14% ~70% of TFS SiS generated by international shoppers from emerging markets France 14% Note: Figures refer to the financial year ending 31 March 2019 (2018/19) (1) Includes EMEA and Latin America (2) Refers to TFS revenue split by individual merchants 11 Source: Company Information (Global Blue).

Reversion of growth to medium-term trend Fiscal years ended in March LAST 5 YEARS LAST 3 YEARS NOV-2019 YTD COMMENTARY 9% 8% Structural long-term growth SALES IN 5% underpinned by macro drivers STORE Last 2-3 years impacted by FX and geopolitical volatility 8% REVENUE 4% Business now back to solid growth for the last 8 months –well on track to meet -1% 2019/20E growth rate 10% 10% ADJUSTED EBITDA 1% See “Non-GAAP Financial Measures” above in the Disclaimer and Appendix for further information and a reconciliation of all historic non-GAAP financial measures included in this presentation. 12 Company Information (Global Blue).

Reversion of growth to medium-term trend: 2019 Zoom-in Quarterly 2019 Revenue YoY Growth COMMENTARY Revenue growth across all quarters in 2019 is at / ahead of top-end of medium-term revenue guidance of 9% 3 – 6% 9% 8% Stronger growth during summer 6% 6% shopping months Strongest Black Friday in Global Blue history, though delayed vs. prior year (23-Nov-18 vs. 29-Nov-19) which implies that the majority of the positive impact will be recorded in December Q4 2018/19 Q1 2019/20 Q2 2019/20 Oct/Nov 2019 (3 months ending 31-Mar) (3 months ending 30-Jun) (3 months ending 30-Sept) (2 months ending 30-Nov) Continued good momentum in H2 2019/20, but less favourable comps effect

Outlook and medium term guidance MEDIUM TERM GUIDANCE Fiscal years ended in March 2018/19A 2019/20E 2020/21E (3 YEARS: 2020/21E-2023/24E) ~455 431 ~445 REVENUE M 409 Margin 41% 42% ~42% ~193 (1) ADJUSTED 182 EBITDA 170 ~187 M 3-6% compounded annual revenue growth rate Structural macro drivers leading to ~9% Sales in Store growth ~2/3 of the delta between SiS and revenue CAGR driven by mix effect The remaining ~1/3 of the delta is driven by competitive pressure >200bps Adjusted EBITDA margin expansion High profitability driven by economies of scale Significant operating leverage (60% of adjusted opex is fixed; details in appendix) Note: See “Non-GAAP Financial Measures” above in the Disclaimer and Appendix for further information and a reconciliation of all historic non-GAAP financial measures included in this presentation. (1) 2020/21E adjusted EBITDA does not include costs related to a US listing 14

Outlook and medium term guidance (cont’d) REVENUE CAGR 3-6% compounded annual growth rate ADJUSTED EBITDA MARGIN >200bps Adjusted EBITDA margin expansion over the medium-term CLEAN EPS CAGR(1) High-single digit growth from fiscal year ending 31 March 2021 onwards NET LEVERAGE Rapid deleveraging to below 2.5x Net debt / Adjusted EBITDA (2) €40M in September 2021 on fiscal year ending 31 March 2021, increase of absolute amount Capital Return likely over time See “Non-GAAP Financial Measures” above in the Disclaimer and Appendix for further information and a reconciliation of all historic non-GAAP financial measures included in this presentation. (1) Clean EPS is based on Adjusted Net Income (Group Share). In form of dividend and / or share buyback. 15 Source: Company Information (Global Blue).

Global Blue peer group positioning POTENTIAL PEER SET INTEGRATED NETWORKS OTHER PAYMENTS NETWORK Core competency Some competency No competency END-TO-END SERVICE OFFERING DEEP MERCHANT RELATIONSHIPS PAYMENT PROCESSING EXPERTISE RICH CUSTOMER & MERCHANT DATA CAPEX-LIGHT MODEL 16

Global Blue represents a unique and attractive investment opportunity at a compelling valuation TEV/EBITDA 2020E P/E 2020E FCFE YIELD 2020E 12.1x 17.9x 5.3% (1) (1) (1) Integrated Networks 16.4x Integrated Networks 23.2x Integrated Networks 3.7% (2) (2) (2) Other Payments 17.6x Other Payments 24.1x Other Payments 3.5% (3) (3) (3) Networks 24.3x Networks 31.3x Networks 2.8% Implied discount: Implied discount: Implied discount: 26% vs. Integrated Networks 23% vs. Integrated Networks 1.6 pp vs. Integrated Networks 31% vs. Other Payments 26% vs. Other Payments 1.8 pp vs. Other Payments 50% vs. Networks 43% vs. Networks 2.5 pp vs. Networks Note: Global Blue valued at TEV €2.3B and Equity Value of €1.7B. See “Non-GAAP Financial Measures” above in the Di d in this presentation. FY Mar-2021 for Global Blue / CY2020 for peers; 17 (1) Integrated Networks refers to median of: Amadeus, Edenred, Fleetcor and Wex; (2) Other Payments refers to med mpany Information (Global Blue), Capital IQ.

Investment highlights 1 2 3 4 5 6 POWERFUL CLEAR BUSINESS ATTRACTIVE INTERNATIONAL COMPELLING MACRO DRIVERS MARKET & STRATEGY TRANSACTION- MANAGEMENT VALUATION OF GROWTH TECHNOLOGY CREATING BASED TEAM WITH RELATIVE TO LEADERSHIP VALUE BUSINESS RELEVANT PUBLIC PEERS MODEL EXPERTISE 18

APPENDIX—Detailed transaction overview 19

Detailed transaction overview (1/2) IMPLIED VALUATION POST-TRANSACTION OWNERSHIP (%) Founders VALUATION 6% (4) (1) Pro-forma shares outstanding (M) ~188 Shareholders Illustrative share price $10.0 / €9.0 39% Implied equity value €1,700 Net debt at closing 600 Public shareholders Existing shareholders 34% Implied total enterprise value €2,300 42% IMPLIED 2020/21E TRANSACTION MULTIPLES (2) TEV / EBITDA €190 12.1x (3) Additional 5% investors 7% Equity value / Net Income 95 17.9x 7% Cornerstone equity investors FCFE yield 90 5.3% 19% Note: EUR/USD Exchange Rate 1.109. Global Blue Fiscal year closing as of March 31. Pro forma for refinance of existing debt. See “Non-GAAP Financial Measures” above in the Disclaimer and Appendix for further information and a reconciliation of all historic non-GAAP financial measures included in this presentation. (1) Assumes no redemption by FPAC’s existing public shareholders. (2) Global Blue 2020/21E comparable to peers’ CY2020E financials. Based on mid-point of Company medium term guidance. (3) Total Third Point post-transaction ownership is 10% including Third Point cornerstone equity investment, public FPAC shares, and allocation of Far Point Founder shares. (4) Far Point Founders will (a) surrender 2.5M of its Founder Shares, which will be used as part of a new management incentive plan and (b) exchange an additional 2.5M of its Founder Shares into contingent shares, which will be earned 50% when the Combined Entity’s shares trades at or above $12.50 per share and 50% when the Combined Entity’s shares trade at or above $15.00 per 20 share. Source: Company Information (Global Blue).

Detailed transaction overview (2/2) SOURCES AND USES CAPITALISATION OVERVIEW SOURCES €M $M €M xEBITDA FPAC cash in trust (1) 586 650 RCF (€100M undrawn) 0 0.0x Cornerstone equity investment—Ant Financial 113 125 Term loan 630 3.5x Cornerstone equity investment—Additional investors 113 125 Gross financial debt 630 3.5x Cornerstone equity investment—Third Point 90 100 New debt 630 699 Cash (76) (0.5x) Global Blue balance sheet cash 45 50 Net financial debt 554 3.0x Total sources 1,577 1,748 Lease liability 46 0.3x USES €M $M Net financial debt and leases (Mar-20E) 600 3.3x Cash to existing Global Blue shareholders 872 967 Equity 1,700 Existing debt refinancing 630 699 Total capitalisation 2,300 Estimated transaction fees and expenses 74 82 Total uses 1,577 1,748 LTM Adjusted EBITDA (Mar-20E) 182 EUR/USD Exchange Rate 1.109. See “Non-GAAP Financial Measures” above in the Disclaimer and Appendix for further information and a reconciliation of all historic non-GAAP financial measures included in this presentation. Capitalisation is presented prior to the expected usage of 21 €45M Global Blue cash to cover part of the fees related to the transaction. (1) Assumes no redemption by FPAC’s existing public shareholders. Source: Company Information (Global Blue).

APPENDIX—Financials and reconciliations

Non-GAAP adjusted income statement FY ended in March, €M FY 2016/17A FY 2017/18A FY 2018/19A FH1 2018/19A FH1 2019/20A Revenue 417.9 420.0 409.0 208.7 226.5 Adjusted operating expenses (251.6) (250.4) (239.4) (119.9) (126.4) Adjusted EBITDA 166.2 169.6 169.6 88.9 100.1 Other depreciation and amortisation (8.5) (11.9) (30.5) (14.5) (17.7) Adjusted EBIT 157.8 157.7 139.1 74.4 82.4 Net finance costs (34.8) (32.1) (28.7) (15.9) (16.2) Adjusted profit before tax 123.0 125.6 110.4 58.5 66.2 Adjusted income tax (28.2) (28.4) (25.1) (13.2) (16.2) Adjusted profit for the period 94.7 97.1 85.4 45.3 50.0 Adjusted profit attributable to: Owners of the parent (also referred to as “Adjusted Net 91.8 93.4 80.8 42.3 46.2 Income Group Share”) Non-controlling interests 2.9 3.8 4.5 3.0 3.8 Source: Company Information (Global Blue).

Reported IFRS income statement CONSOLIDATED INCOME STATEMENT FY ended in March, €M FY 2016/17A FY 2017/18A FY 2018/19A FH1 2018/19A FH1 2019/20A Total revenue 417.9 420.0 409.0 208.7 226.5 Operating expenses (338.8) (361.6) (354.4) (175.8) (190.5) Operating profit 79.0 58.4 54.6 32.9 35.9 Finance income 6.7 2.4 2.8 2.5 2.6 Finance costs (41.5) (34.5) (31.5) (18.3) (18.8) Net finance costs (34.8) (32.1) (28.7) (15.9) (16.2) Profit before tax 44.2 26.3 25.9 17.0 19.8 Income tax expense (15.6) (7.8) (18.0) (6.7) (8.6) Profit for the period 28.6 18.5 7.9 10.3 11.2 Profit attributable to: Owners of the parent (also referred to as “Net Income 25.7 14.7 3.4 7.4 7.4 Group Share”) Non-controlling interests 2.9 3.8 4.5 3.0 3.8 PERFORMANCE MEASURES RECONCILIATION FY ended in March, €M FY 2009/10A FY 2016/17A FY 2017/18A FY 2018/19A FH1 2018/19A FH1 2019/20A Operating profit 1.6 79.0 58.4 54.6 32.9 35.9 Other income and expenses 19.5 3.8 24.4 9.9 4.1 9.2 Amortisation of acquisition-related assets 11.3 74.9 74.8 74.6 37.4 37.2(1) Adjusted EBIT 32.4 157.8 157.7 139.1 74.4 82.4 Other depreciation and amortisation 3.9 8.5 11.9 30.5 14.5 17.7 Adjusted EBITDA 36.3 166.2 169.6 169.6 88.9 100.1 % Margin 22.7% 39.8% 40.4% 41.5% 42.6% 44.2% Source: Company Information (Global Blue). 24 Note: (1) Mainly related to exit preparation costs, which will no longer exist after FY2019/20, and share based payments.

Balance sheet CONSOLIDATED STATEMENT OF FINANCIAL POSITION €M 3/31/2019 9/30/2019 €M 3/31/2019 9/30/2019 Attributable to the parents 75.1 80.3 Non-controlling interest 8.4 7.7 Total equity 83.5 87.9 Property, plant and equipment 56.2 53.8 Loans and borrowings 622.4 623.5 Intangible assets 695.6 663.0 Other long-term liabilities 39.2 39.0 Deferred income tax assets 14.0 17.1 Deferred income tax liabilities 49.4 41.8 Investments in associates and joint ventures 2.4 3.1 Post-employment benefits 5.1 5.3 Other non-current receivables 12.7 15.4 Provisions for other liabilities and charges 1.7 2.1 Non current assets 781.0 752.4 Non current liabilities 717.8 711.7 Trade receivables 249.3 377.1 Other current receivables 49.2 47.8 Trade payables 274.0 331.7 Income tax receivables 3.6 1.6 Other current liabilities 61.0 63.8 Prepaid expenses 15.0 11.4 Accrued liabilities 40.0 41.6 Cash and cash equivalents 104.1 75.1 Current income tax liabilities 26.0 28.7 Current assets 421.3 513.1 Current liabilities 401.0 465.9 Assets 1,202.3 1,265.5 Total equity and liabilities 1,202.3 1,265.5 25 Source: Company Information (Global Blue).

Reconciliations (1/4) ADJUSTED OPERATING EXPENSES FY ended in March, €M FY 2016/17A FY 2017/18A FY 2018/19A FH1 2018/19A FH1 2019/20A Operating expenses (338.8) (361.6) (354.4) (175.8) (190.5) (1) Other income and expenses 3.8 24.4 9.9 4.1 9.2 Amortisation of acquisition-related assets 74.9 74.8 74.6 37.4 37.2 Other depreciation and amortisation 8.5 11.9 30.5 14.5 17.7 Adjusted operating expenses (251.6) (250.4) (239.4) 119.9 126.4 ADJUSTED INCOME TAX EXPENSE FY ended in March, €M FY 2016/17A FY 2017/18A FY 2018/19A FH1 2018/19A FH1 2019/20A Income tax expense (15.6) (7.8) (18.0) (6.7) (8.6) Deferred tax on amortisation of acquisition-related assets (15.1) (15.1) (15.1) (7.5) (7.5) Tax impact of other income and expense 2.5 (5.6) (2.8) 1.0 (0.1) Italian tax audit — 10.8 — Adjusted income tax expense (28.2) (28.4) (25.1) (13.2) (16.2) Source: Company Information (Global Blue). 26 Note: (1) Mainly related to SPAC costs, which will no longer exist after FY2019/20, and share based payments.

Reconciliations (2/4) ADJUSTED PROFIT BEFORE TAX and ADJUSTED NET INCOME FY ended in March, €M FY 2016/17A FY 2017/18A FY 2018/19A FH1 2018/19A FH1 2019/20A Profit before tax 44.2 26.3 25.9 17.0 19.8(1) Other income and expenses 3.8 24.4 9.9 4.1 9.2 Amortisation of acquisition-related assets 74.9 74.8 74.6 37.4 37.2 Adjusted profit before tax 123.0 125.6 110.4 58.5 66.2 FY ended in March, €M FY 2016/17A FY 2017/18A FY 2018/19A FH1 2018/19A FH1 2019/20A Net Income (Group Share) 25.7 14.7 3.4 7.4 7.4 Other income and expenses 3.8 24.4 9.9 4.1 9.2 Amortisation of acquisition-related assets 74.9 74.8 74.6 37.4 37.2 Cum. tax effect of adjustments(3) (12.6) (20.6) (7.1) (6.6) (7.6) Adjusted net income (Group Share) 91.8 93.4 80.8 42.3 46.2 UNLEVERED NET INCOME FY ended in March, €M FY 2016/17A FY 2017/18A FY 2018/19A Operating profit 79.0 58.4 54.6 Other income and expenses 3.8 24.4 9.9 Amortisation of acquisition-related assets 74.9 74.8 74.6 Adjusted EBIT 157.8 157.7 139.1 Unlevered tax(2) (36.2) (35.7) (31.6) Unlevered net income 121.5 122.0 107.5 Source: Company Information (Global Blue). Note: (1) Exit preparation costs, which will no longer exist after FY2019/20, and share based payments. (2) Based on Effective Tax Rate calculated as Adjusted Income Tax divided Adjusted PBT. (3) Impact on tax expense from other income and expenses and amortisation of 27 acquisition-related assets

Reconciliations (3/4) CASH FLOW SUMMARY FY ended in March, M FY 2016/17A FY 2017/18A FY 2018/19A FH 1 2018/19A FH1 2019/20A Normal seasonal Adjusted EBITDA(1) 166.2 169.6 169.6 88.9 working capital 100.1 cash outflow driven by summer Capex (27.8) (26.6) (33.4) (13.9) peak shopping (14.4) period NWC 10.9 (21.2) 7.3 (53.4) (62.9) PTUFCF 149.4 121.9 143.4 21.6 22.7 % Conversion (% Adjusted EBITDA) 89.8% 71.9% 84.6% N.M. N.M. Interest paid (34.9) (26.8) (24.5) (12.4) (12.1) Taxes paid (25.0) (24.7) (28.3) (15.6) (14.7) Principal elements of lease payments - - (14.2) (7.0) (8.1) Dividends paid to non-controlling interests (3.6) (3.5) (3.9) (3.6) (4.8) FCFE (group share) 85.9 66.9 72.6 (17.1) (17.0) 28 Source: Company Information (Global Blue). (1) As reconciled on page 41

Reconciliations (4/4) NET LEVERAGE FY ended in March, €M FY 2016/17A FY 2017/18A FY 2018/19A FH1 2018/19A FH1 2019/20A Cash and cash equivalents (111.7) (50.7) (104.1) N.A. (75.1) Non-current loans and borrowings 610.5 612.8 622.4 N.A. 623.5 Addback: Capitalized Financing Costs 19.5 17.2 13.4 N.A. 11.6 Exclude: IFRS 9 Impact 0.0 0.0 (5.8) N.A. (5.1) Current lease liabilities — 13.7 N.A. 13.7 Non-current lease liabilities — 32.4 N.A. 31.7 Net debt 518.3 579.3 572.0 N.A. 600.3 Adjusted EBITDA (on a rolling 12-month basis) 166.2 169.6 169.6 N.A. 180.8 Leverage ratio 3.1x 3.4x 3.4x N.A. 3.3x Source: Company Information (Global Blue).

Key risks relating to Global Blue We are subject to currency exchange rate risk in the conduct of our business, including commercial risk if certain currency zones become less attractive for inbound international shoppers. Our business is highly dependent on international travel, which may be adversely affected by regional or global circumstances or travel restrictions. Our business is dependent on the overall level of consumer spending, which is affected by general economic conditions and spending patterns. A decrease in VAT rates or changes in VAT or VAT refund policies in countries in which we operate could negatively affect our business. Changes in the regulatory environment, licencing requirements and government agreements could adversely affect our business. We must continually adapt and enhance our existing technology offerings and ensure continued resilience and uptime of our underlying technology platform to remain competitive in our industry. We operate in a competitive market and we may lose merchant accounts to our competitors. Our business may be adversely affected by disintermediation of TFS processes. Price harmonisation or convergence between destination markets and origin markets may adversely affect our business. The integrity, reliability and efficiency of our internal controls and procedures may not be guaranteed. We are subject to taxation in multiple jurisdictions, which is complex and often requires making subjective determinations subject to scrutiny by, and disagreements with, tax regulators. Adverse competition law rulings could restrict our ability to expand or to operate our business as we wish and could expose us to fines or other penalties. Our TFS business is dependent on our airport concessions and agreements with agents. We operate in emerging markets and are exposed to risks associated with operating in such markets. We may be adversely affected by risks associated with strategic arrangements or investments in joint ventures with third parties. Our business is subject to loss through physical disaster, data security breach, computer malfunction or sabotage. Our AVPS business relies on relationships with acquirers and on the involvement of card schemes. We are subject to counterparty risk and credit risk. We are subject to losses from fraud, theft and employee error. We may not be able to attract, integrate, manage and retain qualified personnel or key employees. We are subject to complex and stringent data protection and privacy laws and regulations in the jurisdictions in which we operate. Our business is subject to anti-money laundering, sanctions and anti-bribery regulation and related compliance costs and third-party risks. We are subject to risks relating to intellectual property. Litigation or investigations involving us could result in material settlements, fines or penalties and may adversely affect our business, financial condition and results of operations As reported on the French Competition Authority (FCA) website, on November 28, 2019, representatives of the FCA carried out unannounced inspections of companies in the VAT refund services sector in Paris, including Global Blue. Documents were collected and taken in connection with an investigation, in respect of which Global Blue is fully co-operating. The investigation is solely linked to suspected anti-competition breaches in France (which represents 7.6% of Global Blue’s total Oct-19 LTM revenue) and, as stated by the FCA, such investigation does not pre-suppose the existence of a breach of law. Global Blue has lodged at court a right to appeal against the decision by the FCA to launch the investigation. Further information will be provided as and when available 30

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. When used herein, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Far Point’s or Global Blue’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination; the ability to meet NYSE’s listing standards following the consummation of the transaction contemplated by the proposed business combination; costs related to the proposed business combination; Global Blue’s ability to execute on its plans; Global Blue’s estimates of the size of the markets for its solutions; Global Blue’s ability to identify and integrate acquisitions; the performance and security of Global Blue’s services; potential litigation involving Far Point or Global Blue; and general economic and market conditions impacting demand for Global Blue’s services. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Neither Far Point nor Global Blue undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Additional risks and uncertainties are identified and discussed in Far Point’s reports filed with the SEC and available at the SEC’s website at http://www.sec.gov.

Non-GAAP Financial Measures

Pro forma Adjusted EBITDA is a non-GAAP financial measure that is not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and may be different from non-GAAP financial measures used by other companies. This non-GAAP financial measure should not be construed as an alternative to net income as an indicator of operating performance or as an alternative to cash flow provided by operating activities as a measure of liquidity (each as determined in accordance with GAAP).

Additional Information and Disclaimer

In connection with the business combination, an affiliate of Global Blue intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will include a preliminary proxy statement of Far Point and a prospectus in connection with the business combination. The definitive proxy statement/prospectus and other relevant documents will be mailed to stockholders of Far Point as of a record date to be established for voting on the business combination. Stockholders of Far Point and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Far Point’s solicitation of proxies for the special meeting to be held to approve the business combination because these documents will contain important information about Far Point, Global Blue, and the business combination. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, by directing a request to: Far Point Acquisition Corporation, 18 West 18th Street, New York, NY 10011. These documents, once available, and Far Point’s annual and other reports and proxy statements filed with the SEC can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

Far Point, Global Blue and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the stockholders of Far Point in connection with the business combination transaction. Stockholders of Far Point and other interested persons may obtain more information regarding the names and interests in the proposed transaction of Far Point’s directors and officers in Far Point’s filings with the SEC, including Far Point’s Annual Report on Form 10-K for the year-ended December 31, 2018, which was filed with the SEC on March 29, 2019. Additional information regarding the interests of such potential participants in the solicitation process will also be included in the Registration Statement (and will be included in the definitive proxy statement/prospectus) and other relevant documents when they are filed with the SEC.